FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Calquence granted US Breakthrough Therapy Designation

14 August 2019 07:00 BST

Calquence granted US Breakthrough Therapy Designation
for chronic lymphocytic leukaemia

Designation based on positive results from two Phase III trials

AstraZeneca today announced that the US Food and Drug Administration (FDA) has granted Breakthrough Therapy Designation (BTD) for Calquence (acalabrutinib) as a monotherapy treatment for adult patients with chronic lymphocytic leukaemia (CLL), one of the most common types of leukaemia in adults.1

José Baselga, Executive Vice President, Oncology R&D, said: "This is an important regulatory milestone for our work in haematology and for patients living with chronic lymphocytic leukaemia, a life-threatening disease. The Breakthrough Therapy Designation acknowledges the growing body of evidence that supports Calquence as a highly-selective Bruton tyrosine kinase inhibitor with the potential to offer patients a new, differentiated, chemotherapy-free treatment option with a favourable safety profile."

The FDA granted the BTD based on positive results from the interim analyses of the ELEVATE-TN and ASCEND Phase III clinical trials. Together the trials showed that Calquence alone or in combination significantly increased the time patients lived without disease progression or death, with safety and tolerability that was consistent with its established profile.

This is the 10th BTD that AstraZeneca has received from the FDA since 2014. An FDA BTD is designed to accelerate the development and regulatory review of new medicines that are intended to treat a serious condition and that have shown encouraging early clinical results which may demonstrate substantial improvement on a clinically-significant endpoint over currently-available medicines.

Calquence is currently approved for the treatment of adults with relapsed or refractory mantle cell lymphoma (MCL) in the US, Brazil, Qatar, the United Arab Emirates, Mexico, Argentina and recently Singapore and is being developed for the treatment of CLL and other blood cancers. The positive results from both the ELEVATE-TN and ASCEND trials will serve as the foundation for regulatory submissions later this year.

About ELEVATE-TN
ELEVATE-TN (ACE-CL-007) is a randomised, multicentre, open-label Phase III trial evaluating the safety and efficacy of Calquence alone or in combination with obinutuzumab vs. chlorambucil in combination with obinutuzumab in previously-untreated patients with CLL. In the trial, 535 patients were randomised (1:1:1) into three arms. Patients in the first arm received chlorambucil in combination with obinutuzumab. Patients in the second arm received Calquence (100mg twice daily until disease progression or unacceptable toxicity) in combination with obinutuzumab. Patients in the third arm received Calquence monotherapy (100mg twice daily until disease progression or unacceptable toxicity).2

The primary endpoint is progression-free survival (PFS) in the Calquence and obinutuzumab arm compared to the chlorambucil and obinutuzumab arm, assessed by an independent review committee (IRC), and a key secondary endpoint is IRC-assessed PFS in the Calquence monotherapy arm compared to the chlorambucil and obinutuzumab arm. Other secondary endpoints include objective response rate, time to next treatment and overall survival.2

About ASCEND
ASCEND (ACE-CL-309) is a global, randomised, multicentre, open-label Phase III trial evaluating the efficacy of Calquence in previously-treated patients with CLL.2 In the trial, 310 patients were randomised (1:1) into two arms. Patients in the first arm received Calquence monotherapy (100mg twice daily until disease progression or unacceptable toxicity). Patients in the second arm received physician's choice of either rituximab in combination with idelalisib or rituximab in combination with bendamustine.3,4

The primary endpoint is PFS assessed by an IRC, and key secondary endpoints include physician-assessed PFS, IRC- and physician-assessed overall response rate and duration of response, as well as overall survival, patient-reported outcomes and time to next treatment.3,4

About Calquence
Calquence (acalabrutinib) was granted accelerated approval by the US FDA in October 2017 for the treatment of adult patients with MCL who have received at least one prior therapy. Continued approval for this indication may be contingent upon verification and description of clinical benefit in confirmatory trials.

Calquence is an inhibitor of Bruton tyrosine kinase (BTK). Calquence binds covalently to BTK, thereby inhibiting its activity.5 In beta (B) cells, BTK signalling results in activation of pathways necessary for B-cell proliferation, trafficking, chemotaxis, and adhesion.

As part of an extensive clinical development programme, AstraZeneca and Acerta Pharma are currently evaluating Calquence in 26 company-sponsored clinical trials. Calquence is being developed for the treatment of multiple B-cell blood cancers including CLL, MCL, diffuse large B-cell lymphoma, Waldenström macroglobulinaemia, follicular lymphoma, and multiple myeloma and other haematologic malignancies. Several Phase III clinical trials in CLL are ongoing, including ASCEND, ELEVATE-TN, ELEVATE-RR (ACE-CL-006) evaluating acalabrutinib vs. ibrutinib in patients with previously-treated high-risk CLL, and ACE-CL-311 evaluating acalabrutinib in combination with venetoclax and with/without obinutuzumab in patients with previously-untreated CLL without 17p deletion or TP53 mutation.

About chronic lymphocytic leukaemia
Chronic lymphocytic leukaemia (CLL) is one of the most common type of leukaemia in adults, with an estimated 105,000 new cases globally and 20,720 new cases in the US annually, and prevalence that is expected to grow with improved treatment.1,6,7,8 In CLL, too many blood stem cells in the bone marrow become abnormal lymphocytes and these abnormal cells have difficulty fighting infections.1 As the number of abnormal cells grows there is less room for healthy white blood cells, red blood cells and platelets.1 This could result in anaemia, infection and bleeding.1 B-cell receptor signalling through BTK is one of the essential growth pathways for CLL.

About AstraZeneca in haematology
Leveraging its strength in oncology, AstraZeneca has established haematology as one of four key oncology disease areas of focus. The Company's haematology franchise includes two US FDA-approved medicines and a robust global development programme for a broad portfolio of potential blood cancer treatments. Acerta Pharma serves as AstraZeneca's haematology research and development arm. AstraZeneca partners with like-minded science-led companies to advance the discovery and development of therapies to address unmet need.

In October 2018, AstraZeneca and Innate Pharma announced a global strategic collaboration that included Innate Pharma licensing the US commercial rights of Lumoxiti (moxetumomab pasudotox-tdfk), and with support from AstraZeneca, will continue EU development and commercialisation, pending regulatory submission and approval.

About AstraZeneca in oncology
AstraZeneca has a deep-rooted heritage in oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, the Company is committed to advance oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to AstraZeneca's main capabilities, the Company is actively pursuing innovative partnerships and investment that accelerate the delivery of our strategy, as illustrated by the investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and, one day, eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, CVRM and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharmaceuticals	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677

Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharmaceuticals (cardiovascular, metabolism)	+44 203 749 5711
Nick Stone	BioPharmaceuticals (respiratory, renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

Adrian Kemp
Company Secretary
AstraZeneca PLC

References
1. American Cancer Society. Cancer Facts & Figures. Available online. Accessed July 2019.
2. ClinicalTrials.gov. Elevate CLL TN: Study of Obinutuzumab + Chlorambucil, Acalabrutinib (ACP-196) + Obinutuzumab, and Acalabrutinib in Subjects With Previously Untreated CLL. NCT02475681. Available online. Accessed July 2019.
3. Ghia P, Pluta A, Wach M, et al. ASCEND Phase 3 study of acalabrutinib vs. investigator's choice of rituxumab plus idelalisib (idR) or bendamustine (BR) in patients with relapsed/refractory (R/R) chronic lymphocytic leukaemia (CLL). Abstract LB2606 at: European Hematology Association 2019 Annual Meeting. Available online. Accessed July 2019.
4. ClinicalTrials.gov. A Study of Acalabrutinib vs Investigator's Choice of Idelalisib Plus Rituximab or Bendamustine Plus Rituximab in R/R CLL. NCT02970318. Available online. Accessed June 2019.
5. CALQUENCE (acalabrutinib) Prescribing Information. AstraZeneca Pharmaceuticals LP, Wilmington, DE.
6. Global Burden of Disease Cancer Collaboration. JAMA Oncol. 2017;3(4):524-528.
7. National Institute of Health SEER Program. Cancer Stat Facts: Leukemia-Chronic Lymphocytic Leukemia (CLL). Available online. Accessed July 2019.
8. Jain N, et al. Prevalence and Economic Burden of Chronic Lymphocytic Leukemia (CLL) in the Era of Oral Targeted Therapies. Blood. 2015;126:871.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 14 August 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary